

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2013

Via E-mail
David J. Mazzo, Ph.D.
President and Chief Executive Officer
Regado Biosciences, Inc.
120 Mountain View Boulevard
Basking Ridge, NJ 07920

      Re: Regado Biosciences, Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed May 24, 2013
              File No. 333-188209

Dear Dr. Mazzo:

      We have reviewed your amended registration statement and correspondence dated May 24, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and amending your registration statement. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Selected Financial Data, page 46

1. Please revise the amount shown for cash held in escrow as of December 31, 2012, as it appears based on the audited balance sheet that this amount should be zero and not $5,155. Also please revise the formatting for the balance sheet data so it is clear that only the amounts as of March 31, 2013 are unaudited.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development Expenses, page 48

2. Please refer to your response to comment 3. We note the additional disclosures that you included on page 59. Please revise your disclosures to include the shelf life of the inventory and to clarify that the inventory will be used during 2013 and 2014.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation Expenses, page 52

3. Please refer to your response to comment 6. As a reminder, please continue to confirm for each amendment that you file, that no other stock options have been granted that have not already been disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Accountant, at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson, Staff Attorney, at (202) 551-3192, John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        John D. Hogoboom, Esq.
        Lowenstein Sandler LLP